ASX/MEDIA RELEASE	28 June 2007

pSivida signs evaluation agreement for
cardiovascular drug delivery

Boston, MA. and Perth, Australia - Global drug delivery company, pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) announced that it has entered into an evaluation agreement with an undisclosed large global medical device company to evaluate cardiovascular delivery of drugs using pSivida’s drug delivery technologies. The agreement follows the expiration of a previous evaluation agreement with the same medical device company.

-ENDS-

Released by:
pSivida Limited Brian Leedman Vice President, Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb owns the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the Medidur™ technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties including with respect to our ability to raise sufficient funds, our ability to capitalize on our technology and intellectual property base or grow our business, our potential products, including clinical development and trials of these potential products and our partnerships. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the risk that we will not be able to raise additional funds at favorable terms or at all; and the risk that this evaluation agreement will not lead to a license agreement with the medical device company. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.